UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RADIUS HEALTH, INC.

(Name of Subject Company)

RADIUS HEALTH, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

750469207

(CUSIP Number of Class of Securities)

G. Kelly Martin

President and Chief Executive Officer

Radius Health, Inc.

22 Boston Wharf Road, 7th Floor

Boston, Massachusetts 02210

(617) 551-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Zachary Blume

Marc Rubenstein

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Radius Health, Inc., a Delaware corporation (“Radius” or the “Company”) on July 13, 2022 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Ginger Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Ginger Acquisition Inc., a Delaware corporation (“Parent”) jointly owned by Gurnet Point Capital, LLC (“Gurnet Point”) and Patient Square Capital, to purchase all of the outstanding Shares in exchange for (x) $10.00 per Share, in cash, without interest and less applicable tax withholding (the “Cash Consideration”) and (y) one contractual contingent value right (a “CVR”) that will represent the right to receive a contingent payment of $1.00 (without interest thereon) upon the achievement of a specified milestone (the Cash Consideration and one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related form of Letter of Transmittal (together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on July 13, 2022, as amended or supplemented from time to time.

Seven complaints have been filed by purported stockholders of the Company alleging that the Schedule 14D-9 contains omissions and misrepresentations that render it false and misleading:

•

On July 18, 2022, a purported stockholder of the Company named Elaine Wang filed a complaint against the Company and members of the board of directors of the Company (the “Company Board”) in the United States District Court for the Southern District of New York, captioned Wang v. Radius Health, Inc., et al., Case No. 1:22-cv-6116.

•

On July 18, 2022, another purported stockholder of the Company named Timothy Schnupp filed a complaint against the Company and members of the Company Board in the United States District Court for the Southern District of New York, captioned Schnupp v. Radius Health, Inc., et al., Case No. 1:22-cv-06117.

•

On July 20, 2022, another purported stockholder of the Company named James Walton filed a complaint against the Company and members of the Company Board in the United States District Court for the Southern District of New York, captioned Walton v. Radius Health, Inc., et al., Case No. 1:22-cv-06171.

•

On July 25, 2022, another purported stockholder of the Company named Brian Jones filed a complaint against the Company and members of the Company Board in the United States District Court for the District of Delaware, captioned Jones v. Radius Health, Inc., et al., Case No. 1:22-cv-00967.

•

On July 25, 2022, another purported stockholder of the Company named Matthew Whitfield filed a complaint against the Company and members of the Company Board in the United States District Court for the District of Delaware, captioned Whitfield v. Radius Health, Inc., et al., Case No. 1-22-cv-00973.

•

On July 25, 2022, another purported stockholder of the Company named Marc Waterman filed a complaint against the Company and members of the Company Board in the United States District Court for the District of Delaware, captioned Waterman v. Radius Health, Inc., et al., Case No. 1-22-cv-00975.

•

On July 26, 2022, another purported stockholder of the Company named Sean Riley filed a complaint against the Company and members of the Company Board in the United States District Court for the Southern District of New York, captioned Riley v. Radius Health, Inc., et al., Case No. 1-22-cv-06359.

The seven complaints filed in the above-referenced actions allege, among other things, that the defendants violated Sections 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934, as well as Rule 14d-9 promulgated thereunder, by omitting or misrepresenting certain allegedly material information from the Schedule 14D-9 filed in connection with the Offer. Those complaints allege that such omissions and misrepresentations rendered the Schedule 14D-9 false and misleading. We refer to the above-referenced actions collectively as the “Tender Offer Litigation.”

As of August 2, 2022, the Company had also received six stockholder demand letters, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed, and two books and records demand letters, which generally seek information in connection with a purported stockholder’s investigation of, among other things, (i) the events leading to the execution of the Merger Agreement, (ii) the independence and disinterestedness of certain members of the Company Board and management, (iii) whether wrongdoing, mismanagement, and/or material non-disclosure has taken place, and (iv) the value of such purported stockholder’s shares.

The Company believes the allegations and claims asserted in the Tender Offer Litigation are without merit and that supplemental disclosures are not required or necessary under applicable laws. However, in order to avoid the risk of the Tender Offer Litigation delaying or otherwise adversely affecting the transactions and to minimize the costs, risks and uncertainties inherent in defending the Tender Offer Litigation, and without admitting any liability or wrongdoing, the Company is hereby voluntarily amending and supplementing the Schedule 14D-9 as described in this Amendment. The Company denies that it has violated any laws or that the Company or any member of the Company Board breached any duties to the Company’s stockholders. Nothing in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

The following supplemental disclosures will not affect the consideration to be received by stockholders of the Company in connection with the Offer or the timing of the Offer, which will expire at one minute after 11:59 p.m. Eastern Time, on August 10, 2022 unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and supplemented as follows:

The bold and underlined language is added immediately after the final paragraph of the “Arrangements with Current Executive Officers and Directors of the Company” section:

Future Arrangements

It is possible that Radius employees, including the executive officers, will enter into new compensation arrangements with Parent or their affiliates (other than Radius and its subsidiaries). Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Parent or retention awards. As of the date of this Schedule 14D-9, no such compensation arrangements have been established. Any such arrangements with Radius’s employees are currently expected to be entered into after the completion of the Offer and the Merger, if at all. Prior to the date hereof, there have been no discussions with the Company’s management regarding post-Closing employment and there were no assurances of continued employment provided to the Company’s management. None of Parent’s proposals made in connection with the acquisition of the Company conditioned the closing of the contemplated transaction on members of Company management rolling pre-Closing equity in the Company into the post-Closing entity.

Item 4. The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented as follows:

The bold and underlined language is added to and the struck through language is removed from the sixth and seventh full paragraphs of the “Background and Reasons for the Company Board’s Recommendation” section:

In May 2020, the Company began discussions with various financial institutions and holders of its convertible notes to evaluate opportunities to partially refinance its outstanding indebtedness. The Company intended to partially refinance its outstanding convertible notes to reduce dilution and refinancing risk and to diversify the Company’s sources of debt financing. The Company engaged a financial advisor, J. Wood Capital Advisors LLC (“JWCA”), in November 2020 to assist the Company in evaluating the potential refinancing, and decided in late 2020, in consultation with its financial advisor, that it would be more prudent to commence the process early in 2021 given limited third-party availability and competing priorities at the end of the year.

During the first quarter of 2021, the Company held formal discussions with eight prospective capital providers (including signed non-disclosure agreements and meetings with the Company’s management) and informal discussions with an additional two prospective capital providers (which were introductory discussions based on publicly available information) and received four proposals (including three term sheets and correspondence regarding a potential fourth proposal). After carefully reviewing its options and considering the advice of JWCA~~a financial advisor specializing in refinancing convertible notes~~, in March 2021, the Company Board authorized the Company to enter into a refinancing transaction (the “2021 Refinancing”) with MidCap Financial Trust, an institution with which the Company already had outstanding loans. The 2021 Refinancing involved (1) a secured term loan facility in an aggregate principal amount of up to $150 million, with an additional $25 million term loan that the Company could request within one year of the closing date of the initial term loan, and (2) a revolving credit facility in an aggregate principal amount of up to $25 million. The 2021 Refinancing was designed to reduce the risk of stockholder dilution in the event of a “forced roll-over” of the Company’s then-current convertible notes, prepay debt ahead of 2024 to reduce future refinancing risk, put cash on the balance sheet for liquidity, and diversify the Company’s sources of debt financing.

The bold and underlined language is added to the the second full paragraph on page 17 of the Schedule 14D-9 in the “Background and Reasons for the Company Board’s Recommendation” section:

On January 26, 2022, the Company and Gurnet Point entered into a confidential disclosure agreement (“CDA”), which did not include a standstill provision. See “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent—The Confidentiality Agreement”. Additionally, on February 1, 2022, the Company and Party B (as defined below) entered into a confidential disclosure agreement, which did not include a standstill provision. The Company entered into CDAs with eight additional potential bidders in connection with the Company Sale Process, which CDAs were substantially in the same form and which did not include any standstill provisions.

The bold and underlined language struck through is removed from the fifth full paragraph on page 18 of the Schedule 14D-9 in the “Background and Reasons for the Company Board’s Recommendation” section:

On April 3, 2022, the Company Board met, with members of the Company’s management in attendance, to discuss, among other topics, the Initial Gurnet Point Offer, the Second Gurnet Point Offer and the Party B Offer. During the meeting, Mr. Hughes summarized the proposals received to date from Gurnet Point, as well as the Party B Proposal. ~~J.P. Morgan provided preliminary analysis on the proposals from a financial point of view, at the direction of the Company Board, and the directors discussed that analysis and the proposals.~~ At the close of the meeting, the Company Board determined to have another meeting to further evaluate the Gurnet Point and Party B proposals before responding.

The bold and underlined language is added as a new paragraph under the fifth full paragraph on page 19 of the Schedule 14D-9 in the “Background and Reasons for the Company Board’s Recommendation” section:

On May 18, 2022, the Company Board met, with members of the Company’s management and representatives of Ropes & Gray in attendance, to discuss, among other things, the performance of TYMLOS, the ongoing process regarding Velan and Repertoire and the approval of the appointment of Jennifer Ann Jarrett and Susan Vissers Lisa to the Company Board.

The bold and underlined language is added to the final paragraph on page 19 of the Schedule 14D-9 in the “Background and Reasons for the Company Board’s Recommendation” section:

On May 31, 2022, the Transaction Committee met, with members of the Company’s management and representatives of J.P. Morgan and Ropes & Gray in attendance. During this meeting, the Transaction Committee discussed the need to prepare revised projections based on recently updated information about TYMLOS’ sales performance, specifically that actual growth in TYMLOS total revenue during the first four months of 2022 was lower than the Company’s prior forecasts, and subsequently instructed management to prepare the June Wholeco Projections and June TYMLOS Projections described further under “Financial Projections” below. The Transaction Committee also discussed the Third Gurnet Point Offer. Mr. Hughes expressed his view that this was not Gurnet Point’s best and final offer and the Transaction Committee noted that, based on the June TYMLOS Projections, TYMLOS was unlikely to achieve the milestone events contemplated in the Third Gurnet Point Offer, as they related to net revenue in calendar year 2024 or any prior calendar year exceeding $350 million. The Company and the Company’s advisors discussed a counterproposal to Gurnet Point, including that the contingent value right based solely on TMYLOS net sales should be adjusted to lower the net sales thresholds and extend the outside date. After discussing with J.P. Morgan, the Transaction Committee concluded that making the payment of the contingent value right based solely on TYMLOS net sales and making the threshold lower and more likely to be met would ultimately be more valuable to the Company’s stockholders than the multiple potential CVR thresholds proposed in the Third Gurnet Point Offer.

The bold and underlined language is added to the final paragraph on page 20 of the Schedule 14D-9 in the “Background and Reasons for the Company Board’s Recommendation” section:

On June 11, 2022, certain members of the Company’s management and the Company Board, and representatives of Ropes & Gray and J.P. Morgan met to discuss the Fourth Gurnet Point Offer. Discussion focused on the proposed terms of the contingent value right and the belief that achievement of the proposed milestone would be reasonably possible based on the June TYMLOS Projections. Following discussion, such members of the Company Board agreed to respond to Gurnet Point with a counterproposal of a $1.00 contingent value right per share upon the achievement by Radius of $300 million in net sales of TYMLOS during any consecutive 12-month period prior to December 31, 2025. The Company Board was open to agreeing to this contingent value right based on it providing potential additional upside to the Company’s current stockholders. Later that same day, J.P. Morgan, at the direction of such members of such members of the Company Board, conveyed this counterproposal to Gurnet Point.

The bold and underlined language and table are each added to the third paragraph under the “Public Trading Multiples” heading in the “Opinion of the Company’s Financial Advisor” section:

Using publicly available information, J.P. Morgan calculated the multiple of the firm value (the “FV”) for Radius and the selected companies (calculated as equity value, plus or minus, as applicable, net debt or net cash) to the analyst consensus estimates of fiscal year 2023 net revenues for the applicable company (the “FV/2023E Net Revenue Multiple”). The below reflects the multiple for each selected company:

Company	FV/2023E Revenue Multiple
Myovant Sciences Ltd.	2.1x
Amarin Corporation plc	1.0x
Intercept Pharmaceuticals, Inc.	1.5x
Aerie Pharmaceuticals, Inc.	2.6x
Rigel Pharmaceuticals, Inc.	1.1x

The final column is added to the table under the first paragraph under the “Selected Transactions Analysis” heading in the “Opinion of the Company’s Financial Advisor” section:

Announcement Date	Acquiror	Target	FV/CY+5 Net Revenue Multiple
April 13, 2022	Halozyme Therapeutics, Inc.	Antares Pharma, Inc.	1.9x
October 11, 2021	Pacira BioSciences, Inc.	Flexion Therapeutics, Inc.	2.0x
October 11, 2021	Supernus Pharmaceuticals, Inc.	Adamas Pharmaceuticals, Inc.	1.4x
October 1, 2020	Covis Group S.à.r.l.	Amag Pharmaceuticals, Inc.	2.6x
September 30, 2019	Swedish Orphan Biovitrum AB	Dova Pharmaceuticals, Inc.	3.0x
December 26, 2017	Mallinckrodt plc	Sucampo Pharmaceuticals, Inc.	2.5x
July 21, 2016	Galenica AG	Relypsa, Inc.	1.8x
May 23, 2016	Arbor Pharmaceuticals, Inc.	XenoPort, Inc.	2.1x
February 11, 2014	Mallinckrodt plc	Cadence Pharmaceuticals, Inc.	2.6x

The bold and underlined language is added to and the struck through language is removed from the first paragraph under the “Discounted Cash Flow Analysis” heading in the “Opinion of the Company’s Financial Advisor” section:

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for the Shares. J.P. Morgan calculated the unlevered free cash flow that the Company is expected to generate from July 1, 2022 through fiscal year 2035 (as set forth in Item 4 under the subsection entitled “—Certain Projections”, based upon ~~financial projections prepared by the management of the Company through the years ended 2035~~the June Wholeco Projections. At the direction of the Company’s management J.P. Morgan did not assign an implied terminal asset value. The unlevered free cash flows were then discounted to present value as of June 30, 2022 using a range of discount rates from 9.5% to 12.5%, which range was chosen by J.P. Morgan based upon J.P. Morgan’s professional judgment and experience and an analysis of the weighted average cost of capital of the Company. The present values of the unlevered free cash flow were then adjusted for the Company’s estimated net debt of $277 million as of June 30, 2022, option exercise proceeds, outstanding restricted stock units, performance restricted stock units, and performance stock units, in each case, as of June 21, 2022, and the impact of certain net operating losses, as of June 30, 2022, accrued historically by the Company as provided by management. This analysis indicated a range of implied per share equity value for the Shares (rounded to the nearest $0.25) of $8.50 to $11.00, which J.P. Morgan compared to the implied per share equity value of the Offer Price of $10.00.

The bold and underlined language is added as two new paragraphs after the final paragraph under the “Certain Projections” section:

The firm value that Radius management provided to J.P. Morgan for its projections was $725 million, calculated as an equity value of $453 million minus a net cash amount of $(271) million (based on a cash amount of $72 million and a debt amount of $343 million), which reflects the cash and debt balances of Radius as of June 21, 2022. Radius’s management advised J.P. Morgan that an implied terminal asset value was not applicable for its analysis based on the fact that a majority of Radius’s value is tied to the TYMLOS asset and TYMLOS is expected to lose exclusivity protection in 2028.

For the avoidance of doubt, references to “net revenue” with respect to TYMLOS above refer to the same metric as references to “net sales” with respect to the CVR elsewhere in this Schedule 14D-9. All non-public projected financial information provided to the Company Board in connection with the evaluation of the transaction are summarized in this section.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Radius Health, Inc.

By:	/s/ G. Kelly Martin
Name: G. Kelly Martin
Title: Chief Executive Officer

Dated: August 3, 2022